Exhibit 6.1

Execution Version

LICENSE AGREEMENT

THIS AGREEMENT (the “Agreement”), made and entered into as of May 12, 2016 (“Effective Date”), by and between Chicken Soup for the Soul Entertainment Inc. (“Company”), and Chicken Soup for the Soul, LLC (“Licensor”). Company and Licensor shall be referred to together as the “Parties” and individually as a “Party.”

WHEREAS, Licensor is the owner of the Property (as hereinafter defined) and has the rights to Exploit (as hereinafter defined) the Property on and in connection with products and services and has the right to license such rights;

WHEREAS, Company desires to obtain the right to Exploit the Property in connection with television programming, motion pictures and online video content (“Video Content”); and

WHEREAS, Licensor is willing to grant such rights to Company, upon the terms and conditions hereinafter contained.

NOW, THEREFORE, for and in consideration of the premises and of the mutual promises and conditions herein contained, the Parties do hereby agree as follows:

1.           Definitions. As used herein, the following terms will be defined as follows:

(a)          “Exploit” and “Exploitation” shall each mean create, design, develop, publish, manufacture, advertise, promote, market, sell, use and otherwise exploit (but not sublicense except as provided herein).

(b)          “Licensed Rights” shall mean the right to Exploit the Property for the production and distribution of Video Content as further provided herein.

(c)          “Property” shall mean the name Chicken Soup for the Soul and any related trademark, copyright and design and derivative thereof, including the stories and themes in existing published works.

(d)          “Term” shall mean a perpetual term commencing on the Effective Date, subject to Section 13 hereof.

2.           Grant of Rights.

(a)          Subject to (i) all of the terms and conditions of this Agreement (including the Code of Conduct for Manufacturers and Producers set forth on Exhibit A hereto) and (ii) the rights granted under the option agreement annexed hereto as Exhibit B (“Movie Option Agreement”) between the Licensor and Claymore Entertainment Company LLC, an affiliate of Alcon Entertainment LLC, dated as of July 15, 2013 (which Movie Option Agreement has been separately assigned to Company as of the Effective Date), as such rights may be assigned, reassigned, granted or transferred by Licensor or Company to other persons hereafter, Licensor hereby grants to Company, during the Term, the exclusive worldwide right and license to Exploit the Licensed Rights, subject to the terms herein. This Agreement expressly includes the right to sublicense these rights to Company’s affiliates and third-party sublicensees of Company engaged in the production, distribution and exhibition of Video Content or tangible merchandise or publishing products directly and solely related to Video Content created through the Exploitation of the Licensed Rights. It is expressly understood and agreed by Company that Company may Exploit the Property only in connection with the Licensed Rights and only in accordance with the terms hereof. Company agrees that it will not use or adopt any corporate name, trade name, trade dress or other form of corporate identification (which includes the Property) or any portion thereof other than its current name without Licensor’s approval.

(b)          During the Term, (i) Licensor shall not Exploit and will not grant to any third party the right to Exploit the Property in connection with Video Content, and (ii) Licensor shall not, and shall not permit any of its subsidiaries or affiliates (other than Company) to Exploit any Video Content or related products or services, whether relating to the Property or otherwise, unless consented to in writing by Company or used solely for the marketing of their other products and services.

3.           Fees; and Reports.

(a)          Company shall pay Licensor the following fees in consideration of the Licensed Rights granted hereunder, (a) an initial fee of $5 million, payable on the date hereof through the payment by Company to Licensor of $1.5 million cash and the issuance by Company to Licensor of a $3.5 million principal amount promissory note (in the form of Exhibit C hereto), and (b) commencing with the fiscal quarter ended March 31, 2016 (as Licensor had already been providing the license rights to our predecessor with respect to the Video Content assets that have since been transferred to us), a quarterly fee (“License Fee”) equal to 4% of gross revenues as reported under GAAP for each fiscal quarter by Company (or its predecessor with respect to such predecessor’s Video Content revenues). Each quarterly License Fee shall be paid on or prior to the 45th day after the end of such quarter, and shall be accompanied by a sales report setting forth detail as reasonably requested by Licensor and a statement setting forth the calculation of gross revenues and the License Fee for such quarter.

(b)          Licensor shall provide commercially reasonable support of the Licensed Rights through its email distribution chains, blogs and other marketing and public relations resources. Commencing with the fiscal quarter ended March 31, 2016 (as Licensor had already been providing the license rights to our predecessor with respect to the Video Content assets that have since been transferred to us), Company shall pay Licensor a quarterly fee (“Marketing Fee”) equal to 1% of gross revenues as reported under GAAP for each fiscal quarter by Company (or its predecessor with respect to such predecessor’s Video Content revenues). Each quarterly Marketing Fee shall be paid on or prior to the 45th day after the end of such quarter, and shall be accompanied by a sales report setting forth detail as reasonably requested by Licensor and a statement setting forth the calculation of gross revenues and the Marketing Fee for such quarter.

(c)          Company will maintain, or have maintained on its behalf, accurate books and records with respect to all revenues and expenses of Company related to the Licensed Rights. Such books and records will be available upon reasonable advance notice for inspection, auditing and copying by Licensor or its authorized agents or representatives during ordinary business hours prior to the conclusion of a two (2) year period following the conclusion of the relevant calendar year quarter.

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4.           Protection of the Property. Company agrees not to Exploit and not to permit its affiliates and other sublicensees to Exploit the Property in such a way as to injure, damage, or otherwise negatively affect the good will of the Property. Company, its affiliates and other sub-licensees shall Exploit the Property in accordance with sound trademark and trade name usage principles and in accordance with all applicable laws and regulations.

5.           Approval and Quality Control.

(a)          Licensor has the right to approve or disapprove in advance:

(i)          the quality, style, design, themes, images and all other aspects of the Video Content and related products to the Licensed Rights;

(ii)         any and all endorsements, trademarks, trade names, designs, slogans, and/or logos used on or in connection with the Licensed Rights;

(iii)        the contents, appearance and presentation of any and all advertising, promotional and marketing materials created or distributed by Company (“Advertising Materials”) which incorporate the Property or which make reference in any way to Licensor;

(iv)         any promotions conducted by Company pursuant to this Agreement; and

(v)         the manner in which any content or products using the Licensed Rights are displayed to consumers and the trade, including, without limitation, the quantity and types of media vehicles through which Company advertises, markets and promotes any content or products using the Licensed Rights.

(b)          Prior to entering into any agreement or arrangement for any works to be produced or distributed pursuant to the Licensed Rights, or any merchandising or commercial tie-in allowed pursuant to this Agreement, Company will submit to Licensor, for its examination and approval or disapproval, the proposed terms of such agreement or arrangement, together with such materials and information as may be reasonably requested by Licensor. Licensor agrees that it will promptly examine and, within seven (7) calendar days following receipt, either approve or disapprove such agreement or arrangement, and that Licensor will promptly notify Company of its approval or disapproval. If Company does not receive an approval or disapproval from Licensor within seven (7) calendar days of submitting the foregoing, same shall be deemed approved for distribution by Company.

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(c)          As and when Company desires to place advertising in a particular media or media vehicle or use any Advertising Materials, Company will submit to Licensor, in advance, a sample of such Advertising Materials, written notification of the particular media vehicle in which the advertising would be placed, including where appropriate a notification of the media provider (for example, the magazine or newspaper in which print advertisements would be placed or the television or radio station that would broadcast the advertisements). Licensor agrees that it will, within seven (7) calendar days following receipt, examine and either approve or disapprove such proposed Advertising Materials or media vehicle and that Licensor will promptly notify Company of its approval or disapproval. If Company does not receive an approval or disapproval from Licensor within seven (7) calendar days of submitting proposed Advertising Materials or media vehicle notification, same shall be deemed approved for execution by Company.

(d)          In the event any foregoing item is disapproved, Company agrees to consult with Licensor regarding its objections and any changes or modifications proposed by Licensor, and will use reasonable efforts to make such modifications or adjustments. It is understood and agreed, however, that in the event of a dispute between Licensor and Company regarding any content or product related to the Licensed Rights or any Advertising Materials or media vehicle, Licensor will have final control and approval with respect to same.

6.          Future Approvals. With respect to approvals granted in accordance with Paragraph 5, above, it will not be necessary to obtain additional approvals for substantially similar product or content samples, Advertising Materials or media vehicles consistent with the terms of the original approval, unless Licensor notifies Company that it wishes to see and approve such products or content samples, Advertising Materials or media vehicles, which it may do in its sole discretion.

7.          Notices. Any notices required or permitted under this Agreement will be considered duly made if delivered to the intended Party by certified or registered mail (return receipt requested), any reputable international courier service, or by facsimile (with a confirming copy sent by any of the other options) at the following address. Notice will be deemed given on the date of receipt.

Licensor:	Chicken Soup for the Soul, LLC
132 East Putnam Avenue
Cos Cob, CT 06807-0700
Attention: William J. Rouhana, Jr.
Fax: (203) 861-4060

To Company:	Chicken Soup for the Soul Entertainment Inc.
132 East Putnam Avenue
Cos Cob, CT 06807
Attention: President
Fax: (203) 862-9613

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With a copy in any case to:

Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174
Attn: David Alan Miller and Brian L. Ross, Esq.
Fax: (212) 818-8881

8.           Trademark and Copyright Notices. Company shall cause to be imprinted legibly on any content or products using the Licensed Rights under this Agreement, and on all material used in connection therewith, including, but not limited to, Advertising Materials, promotional, adhesive-backed stickers and hangtags, and any other such materials wherein the Property or any portion thereof appears, the designation ® or TM or © after the appearance of such Property or portion thereof, as Licensor deems appropriate, to protect the Property.

9.           Ownership.

(a)          Nothing herein shall give to Company any right, title or interest in the Property except the Licensed Rights in accordance with this Agreement. As between the Parties, the Property is the sole property of Licensor, and any and all goodwill arising from the Exploitation thereof by Company, shall inure to the benefit of Licensor. Company shall not, either directly or indirectly, anywhere in the world: (i) contest, object to or challenge the validity of, or Licensor’s rights in, any of the Property or any portion thereof on any grounds; (ii) register or attempt to register any mark identical with or confusingly similar to any of the Property or any portion thereof; or (iii) use any combination, variation, stylization, abbreviation or derivative of Property other than that expressly licensed under this Agreement, regardless of whether the Property or any portion thereof are formally registered.

(b)          At the request and expense of Licensor, Company shall take all actions and execute all documents necessary or desirable to vest in Licensor ownership and title in any part of the Property. If Company is deemed, in law, to own any mark that is substantially similar to the Property, then Company shall assign all such rights in the mark or property (including any related registrations) to Licensor at no charge.

(c)          All final Video Content related to the Licensed Rights and any artwork, slogans, patterns, text, brand names, photographs, designs, literary or musical work that becomes either inseparably embodied in, or associated with the branding of, any content or products using the Licensed Rights, whether created by Company or any person hired or retained by Company, including any sublicensee thereof (collectively, the “Creations”), together with any copyrights, trademarks, service marks, design rights or other similar rights of ownership arising from such Creations, shall be retained by Company, subject in all events to the prior or superior rights of any third party utilized in the development of the Creations, and as between Company and Licensor, shall be the sole property of Company; provided that, Company disclaims any ownership rights in the Property.

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10.         Infringement of the Property; Maintenance of Rights.

(a)          Licensor shall use its commercially reasonable efforts to pursue the elimination of any infringement of the Property in connection with any content or products or Advertising Materials or media vehicle using the Licensed Rights. Company agrees to notify Licensor in writing of any infringement or imitations by others of the Property on any content or products or Advertising Materials or media vehicle using the Licensed Rights if and when such become known to Company.

(b)          If there should occur any infringement of the Property in connection with any content or products or Advertising Materials or media vehicle using the Licensed Rights, Licensor and Company shall consult with each other and with their respective counsel in order to determine what remedies, if any, may be available to eliminate such infringement, including legal action. If such legal remedies exist, and if in the sole opinion of Licensor they are commercially and financially reasonable under the circumstances, Licensor will instruct its lawyers to institute such action (“Licensor Action”). Company agrees to assist Licensor at Licensor’s cost, to the extent necessary, in connection with any Licensor Action. The net recovery (after deducting all related costs incurred by the Party prosecuting same) from any Licensor Action shall be divided between Company (which shall retain that percentage to which it would have been entitled had the performance(s) in question been licensed in accordance with this Agreement) and Licensor and any other royalty participants entitled to share therein.

(c)          Notwithstanding anything to the contrary contained herein, in the event Company reasonably concludes that Licensor has unreasonably elected not to pursue claims for infringement of the Property, or in the event the failure to pursue such action shall be materially detrimental to Licensed Rights or the Company’s interests under this Agreement, Company may take action against such infringement at Company’s cost (“Company Action”). Licensor agrees to assist Company at Company’s cost, to the extent necessary, in connection with any Company Action. The net recovery (after deducting all related costs incurred by the Party prosecuting same) from any Company Action shall belong solely to Company.

(d)          Licensor shall be responsible for all costs and fees in maintaining any and all registrations, including trademark registrations, relating to the Property.

11.         Indemnity.

(a)          Company shall indemnify and hold harmless each of Licensor, its members, and their respective (where applicable) principals, officers, directors, employees, agents, and representatives, from and against any and all expenses, damages, claims, suits, actions, judgments and costs whatsoever, including reasonable lawyers' fees, arising out of, or in any way connected with, any third-party claim or action for (i) personal injury, death or other cause of action involving any content or products created by Company using the Licensed Rights, (ii) any breach of any law, regulation or statutory obligation by Company, (iii) any infringement by Company of the trademark, copyright, personal or other proprietary rights of any third party excluding any claims to the extent arising from Company's proper Exploitation of the Property in accordance with this Agreement, (iv) Company’s material breach of any representation, warranty or term herein; or (v) the negligent act or omission of Company or any subcontractor of Company or their failure to comply with the terms in this Agreement. Company shall undertake and conduct the defense and/or settlement of each third-party claim with counsel of Company’s choice, which counsel must be reasonably acceptable to Licensor, such approval not to be unreasonably withheld. Company shall not settle any third-party claim in respect of which indemnity may be sought under this Agreement, without Licensor’s prior written consent, which shall not be unreasonably withheld or delayed.

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(b)          Licensor shall indemnify and hold harmless each of Company, its members and their parents and affiliates, and their respective (where applicable) principals, officers, shareholders, members directors, employees, agents, and representatives, from and against any and all expenses, damages, claims, suits, actions, judgments and costs whatsoever, including reasonable lawyers' fees, arising out of, or in any way connected with, any third-party claim or action for (i) any breach of any law, regulation or statutory obligation by Licensor, (ii) any infringement of the trademark, copyright, personal or other proprietary rights of any third party arising from Company’s proper Exploitation of the Licensed Rights in accordance with this Agreement, (iii) Licensor’s material breach of any representation, warranty or term herein; or (iv) the negligent act or omission of Licensor or its failure to comply with the terms in this Agreement. Licensor shall undertake and conduct the defense and/or settlement of each claim third-party with counsel of Licensor’s choice, which counsel must be reasonably acceptable to Company, such approval not to be unreasonably withheld. Licensor shall not settle any third-party claim in respect of which indemnity may be sought under this Agreement, without Company’s prior written consent, which shall not be unreasonably withheld or delayed.

12.         Liability Insurance.

(a)          Company will maintain in effect, at its own expense, general commercial liability insurance (including product liability), which insurance will be in the amount of no less than $5 million. Licensor shall be named as an additional insured party on such policy on such policy on a primary and non-contributory basis and Company shall provide Licensor with a current Certificate of Insurance evidencing same. Company’s insurance policy shall contain a waiver of subrogation provision in favor of Licensor, and any insurance certificates issued to Licensor shall refer to such waiver of subrogation.

(b)          Licensor will maintain in effect, at its own expense, throughout the Contract Period, general commercial liability, which insurance will be in the amount of no less than $2 million and errors and omissions insurance in an amount no less than $5 million. Company shall be named as an additional insured on each policy on a primary and non-contributory basis and Licensor shall provide Company with a current Certificate of Insurance evidencing same. Licensor’s insurance policy shall contain a waiver of subrogation provision in favor of Company, and any insurance certificates issued to Company shall refer to such waiver of subrogation.

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13.         Termination.

(a)          If either Party at any time will (i) fail to make any payment of any sum of money herein specified to be made that is not the subject of a good faith dispute, or (ii) fail to observe or perform any of the covenants, agreements, or obligations hereunder (other than the payment of money), the non-defaulting party may terminate this Agreement as follows: as to (i) if such payment is not made within thirty (30) days following a second written request by the non-infringing party, or as to (ii) if such default is not cured within thirty (30) days after the defaulting party will have received a second written notice specifying such default. Any unpaid sum of money due under this Agreement shall incur late charges at the rate of 2.0% of the outstanding balance per month, or the maximum rate permitted by law, whichever is lower, from the date such payment was due until the date paid.

(b)          Licensor may terminate this Agreement immediately following written notice to Company, if Company (i) ceases to do business in the normal course, (ii) is the subject of any proceeding related to its liquidation or insolvency (whether voluntary or involuntary) which is not dismissed within ninety (90) calendar days, (iii) makes an assignment for the benefit of creditors, or (iv) any secured creditor or lender of Company exercises or purports to exercise any foreclosure right or remedy as a secured creditor with respect to any collateral consisting, in whole or in part, of any of any content or products using the Licensed Rights or any of the results, products or proceeds of this Agreement.

(c)          Company may terminate this Agreement immediately following written notice to Licensor, if Licensor (i) ceases to do business in the normal course, (ii) is the subject of any proceeding related to its liquidation or insolvency (whether voluntary or involuntary) which is not dismissed within ninety (90) calendar days, or (iii) makes an assignment for the benefit of creditors. For the purpose of this Paragraph 13(c), the license granted to Company by Licensor herein shall be deemed to be, for purposes of § 365(n) of the United States Bankruptcy Code (as it may be amended, the “Bankruptcy Code”), a license to rights to “intellectual property” as defined under the Bankruptcy Code. Company, as licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the Bankruptcy Code. In the event of the commencement of proceedings by or against Licensor under the Bankruptcy Code, Company may retain all of the Licensed Rights and its rights and interests under this Agreement.

(d)          Failure to terminate this Agreement pursuant to this Paragraph will not effect or constitute a waiver of any remedies the non-defaulting Party would have been entitled to demand in the absence of this paragraph, whether by way of damages, termination or otherwise. Termination of this Agreement for whatever reason will be without prejudice to the rights and liabilities of either Party to the other in respect of any matter arising under this Agreement.

14.         No free use of Licensed Rights. Company agrees, that without Licensor’s prior written consent, no content or products using the Licensed Rights will be given away free of charge by Company, or authorized by Company to be given away free of charge by any third party.

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15.         Confidentiality. Each Party acknowledges that it may have access to certain confidential and proprietary information of the other Party. Neither of the Parties nor their directors, officers, employees or agents, will publicize, disclose or use (except as provided in this Agreement) any such confidential or proprietary information that is the property of the other Party that is disclosed to that Party pursuant to this Agreement. It is agreed that neither Party will be under any obligation not to publicly disclose or use any information that: (i) was already known to the recipient at the time of its receipt; (ii) was publicly known or becomes so through no fault of the recipient; (iii) is required to be disclosed by law; (iv) was received from third party not in breach of a confidentiality obligation; or (v) was independently developed by the recipient without use of the disclosing party’s confidential information. Each Party may make disclosure to attorneys, agents and accountants of each Party on a need to know basis. The obligations set forth in this paragraph will survive the termination of the Agreement for a period of two years. Upon the termination of this Agreement, each Party will return to the other all confidential materials belonging to the other Party that were delivered during the Contract Period.

16.         Waiver. The failure of either Party at any time or times to demand strict performance by the other of any of the terms, covenants or conditions set forth herein will not be construed as a continuing waiver or relinquishment thereof and each may at any time demand strict and complete performance by the other of said terms, covenants and conditions.

17.         Representations and Warranties.

(a)          Company hereby represents and warrants that: (i) it is duly organized, validly existing, and in good standing under the laws of its jurisdiction of charter, having all requisite power and authority to own its assets and carry on its business as presently conducted; and (ii) the execution, delivery, and performance of this Agreement by Company has been duly and validly authorized and is the legal, valid, and binding obligation of Company, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, reorganization, and other laws of general application affecting the enforcement of creditors’ rights and by the availability of equitable remedies.

(b)          Licensor hereby represents and warrants that: (i) it is duly organized, validly existing, and in good standing under the laws of its jurisdiction of charter, having all requisite power and authority to own its assets and carry on its business as presently conducted; (ii) the execution, delivery, and performance of this Agreement by Licensor has been duly and validly authorized and is the legal, valid, and binding obligation of Licensor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, reorganization, and other laws of general application affecting the enforcement of creditors’ rights and by the availability of equitable remedies; and (iii) the Exploitation of the Property by Company in accordance with this Agreement will not violate or infringe any third party’s patents, trade secrets, trademarks or other intellectual property rights.

18.         Assignment. This Agreement will bind and inure to the benefit of Licensor, its successors and assigns. Subject to the right to sublicense as prescribed by Section 2, above, the rights granted to Company hereunder will be personal to it and may not, without the prior written consent of Licensor, be transferred or assigned to any other party. Any assignment or transfer by Company in violation of this Section 18 shall be null, void and without effect. Notwithstanding the foregoing, Company may assign its rights and obligations under this agreement to a subsidiary or affiliate under common control. Subject to the terms of this Paragraph 18, this Agreement will bind and inure to the benefit of Company, its permitted successors and permitted assigns. Licensor may assign this Agreement to any third party without Company's consent, including without limitation, its interests in and under this Agreement to lenders and their administrative agents as collateral security for the obligations of Licensor and its affiliates under bank, institutional or commercial financing and any renewal, extension or refinancing thereof.

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19.         Prevailing Party. If any Party to this Agreement brings an action to enforce its rights under this Agreement, the prevailing Party will be entitled to recover its costs and expenses, including reasonable attorneys’ fees, incurred in connection with such action, including any appeal of such action. For these purposes, the term “prevailing Party” will mean the Party that will have substantively prevailed on the principal substantive issues in dispute.

20.         Governing Law/Jurisdiction. This Agreement shall be construed in accordance with the laws of the United States of America and the State of Delaware, without regard to its conflict of laws principles. Any and all disputes between the Parties arising from or related to this Agreement shall be heard and determined by binding arbitration before a single arbitrator, and judgment upon the award(s) rendered by the arbitrator may be entered in any court of competent jurisdiction. The arbitrator shall be named by the American Arbitration Association (“AAA”). Arbitration proceedings will be held in Connecticut under the Rules of Commercial Arbitration and under the institutional supervision of the AAA. Witnesses residing outside of the State of Connecticut may testify telephonically or via such other audio/visual means as the arbitrator approves. A final arbitral award against either Party in any proceeding arising out of or relating to this Agreement shall be conclusive. The foregoing provisions shall not limit the right of either Party to commence any action or proceeding to compel arbitration, to obtain injunctive relief pending the appointment of an arbitrator, or to obtain execution of any award rendered in any such action or proceeding, in any other appropriate jurisdiction or in any other manner. The Parties consent to the jurisdiction of federal courts in Connecticut for such purpose. The Parties agree to accept service of process by certified mail at its or their business address listed in Paragraph 7 herein and waive any jurisdictional or venue defenses available to them.

21.         Miscellaneous. This Agreement is the product of arms’ length negotiations between parties knowledgeable of its subject matter who have had the opportunity to consult counsel concerning the terms and conditions of this Agreement prior to the execution of this Agreement and any rule of law that would cause interpretation of any provision against the Party responsible for its inclusion herein will have no effect on the interpretation of this Agreement. If any part of this Agreement shall be declared invalid or unenforceable by a duly appointed arbitrator, it shall not affect the validity of the balance of this Agreement; provided, however, that if any provision of this Agreement pertaining to the payment of monies to Licensor shall be declared invalid or unenforceable, Licensor shall have the right, at its sole option, to terminate this Agreement upon giving not less than ten (10) calendar days written notice to Company.

22.         Significance of Headings. Paragraph headings contained herein are solely for the purpose of aiding in speedy location of subject matter and are not in any sense to be given weight in the construction of this Agreement. Accordingly, in case of any question with respect to the construction of this Agreement, it is to be construed as though such paragraph headings had been omitted.

23.         No Joint Venture. This Agreement does not constitute and will not be construed as constituting a partnership or joint venture between Licensor and Company. Neither Party will have any right to obligate or bind the other Party in any manner whatsoever, nor nothing herein contained will give, or is intended to give, any rights of any kind to any third persons.

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24.         Limited Liability. Notwithstanding anything to the contrary contained herein, in the event either Party incurs any expenses, damages or other liabilities (including without limitation, reasonable attorneys’ fees) in connection herewith, the other Party’s liability will be limited to proven, direct, actual damages incurred by the injured Party, In no event will either Party be liable for consequential, punitive, indirect, reliance or incidental damages or lost profits, whether or not the other Party has been advised of the possibility of such damages or lost profits.

25.         Survival. The provisions of Paragraphs 3(c), 4, 7, 9, 11, 14, 15, 16, 18, 19, 20, 21, 22, 23, 24, 25, 26 and 27 of this Agreement shall survive any termination or expiration of this Agreement.

26.         Entire Agreement. This Agreement constitutes the entire agreement and understanding between the Parties hereto with respect to the subject matter hereof and their affiliates and terminate and supersedes any prior agreement or understanding relating to the subject matter of such agreement. None of the provisions of this Agreement can be waived or modified except in writing signed by both Parties, and there are no representations, promises, agreements, warranties, covenants or undertakings other than those contained herein.

27.         Signatures. This instrument may be signed in counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same Agreement. Signatures transmitted by facsimile or electronic mail shall be deemed acceptable as originals.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first above written.

CHICKEN SOUP FOR THE SOUL, LLC

By:	/s/ William J. Rouhana, Jr.
William J. Rouhana, Jr.
Chief Executive Officer

CHICKEN SOUP FOR THE SOUL ENTERTAINMENT INC.

By:	/s/ Scott W. Seaton
Name:	Scott W. Seaton
Title:	Vice Chairman

Acknowledged, agreed and accepted:

CHICKEN SOUP FOR THE SOUL HOLDINGS, LLC

By:	/s/ William J. Rouhana, Jr.
William J. Rouhana, Jr.
Chief Executive Officer

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EXHIBIT A

All licensed products will be manufactured and/or produced in accordance with the

Code of Conduct for Manufacturers and Producers.

CODE OF CONDUCT FOR MANUFACTURERS AND PRODUCERS

Child Labor

Manufacturers and producers will not use child labor. The term “child” refers to a person younger than age 15 (or 14 where local law allows) or, if higher, the local legal minimum age for employment or the age for completing compulsory education. Manufacturers and producers employing young persons who do not fall within the definition of “children” will also comply with any laws and regulations applicable to such persons.

Involuntary Labor

Manufacturers will not use any forced or involuntary labor, whether prison, bonded, indentured or otherwise.

Coercion and Harassment

Manufacturers and producers will treat each employee with dignity and respect, and will not use corporal punishment, threats of violence or other forms of physical, sexual, psychological or verbal harassment or abuse.

Nondiscrimination

Manufacturers and producers will not discriminate in hiring and employment practices, including salary, benefits, advancement, discipline, termination or retirement, on the basis of race, religion, age, nationality, social or ethnic origin, sexual orientation, gender, political opinion or disability.

Association

Manufacturers and producers will respect the rights of employees to associate, organize and bargain collectively in a lawful and peaceful manner, without penalty or interference.

Health and Safety

Manufacturers and producers will provide employees with a safe and healthy workplace in compliance with all applicable laws and regulations, ensuring at a minimum, reasonable access to potable water and sanitary facilities, fire safety, and adequate lighting and ventilation.

Manufacturers and producers will also ensure that the same standards of health and safety are applied in any housing they provide for employees.

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Compensation

We expect manufacturers and producers to recognize that wages are essential to meeting employees’ basic needs. Manufacturers and producers will, at a minimum, comply with all applicable wage and hour laws and regulations, including those relating to minimum wages, overtime, maximum hours, piece rates and other elements of compensation, and provide legally mandated benefits. If local laws do not provide for overtime pay, manufacturers and producers will pay at least regular wages for overtime work. Except in extraordinary business circumstances, manufacturers will not require employees to work more than the lesser of (a) 48 hours per week and 12 hours overtime or (b) the limits on regular and overtime hours allowed by local law or, where local law does not limit the hours of work, the regular work week in such country plus 12 hours overtime. In addition, except in extraordinary business circumstances, employees will be entitled to at least one day off in every seven-day period.

Where local industry standards are higher than applicable legal requirements, we expect manufacturers and producers to meet the higher standards.

Protection of the Environment

Manufacturers and producers will comply with all applicable environmental laws and regulations. Without limiting the generality of the foregoing, the Licensed Products will be manufactured or produced using environment-friendly materials and processes.

Other Laws

Manufacturers and producers will comply with all applicable laws and regulations, including those pertaining to the manufacture and produced, pricing, sale and distribution of merchandise.

All references to “applicable laws and regulations” in this Code of Conduct include local and national codes, rules and regulations as well as applicable treaties and voluntary industry standards.

Subcontracting

Manufacturers and producers will not use subcontractors for the manufacture or production of Licensed Products or components of this Agreement without Licensors express written consent, and only after the subcontractor has entered into a written commitment with Licensor to comply with this Code of Conduct.

Monitoring and Compliance

Manufacturers and producers will authorize Licensor and its designated agents (including third parties) to engage in monitoring activities to confirm compliance with this Code of Conduct, including unannounced onsite inspections of manufacturing facilities and employer-provided housing; reviews of books and records relating to employment matters; and private interviews with employees. Manufacturers and producers will maintain on site all documentation that may be needed to demonstrate compliance with this Code of Conduct.

Publication

Manufacturers and producers will take appropriate steps to ensure that the provisions of this Code of Conduct are communicated to employees, including the prominent posting of a copy of this Code of Conduct, in the local language and in a place readily accessible to employees, at all times.

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EXHIBIT B

Movie Option Agreement

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Exhibit C

Form of Promissory Note

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